MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Ref: L3138
6th September 2004.

04045028

Mr Howard E. Goldberg
Division of Corporate Finance
United States Securities Exchange Commission
WASHINGTON DC 20649
United States of America

Dear Mr Goldberg

For your records please find enclosed announcements to the Australian Stock Exchange as follows:

10/05/04	Notice of General Meetings & Proxy Forms.
17/05/04	Placement of 3,800,000 fully paid Ordinary Shares.
2/06/04	Tsumkwe Diamond Project. Recovery of significant numbers of indicator minerals.
11/06/04	Results of General Meeting.
2/07/04	App 3B. Employee Share Option Plan.
9/07/04	App 3B. Share Placement.
30/07/04	Quarterly Report.
5/08/04	Announcement Botswana Resource Sector Presentation.
1/09/04	Commencement of Diamond Core Drilling – Telfer Gold Exploration Project.

Yours sincerely
MOUNT BURGESS MINING N.L.

Jan Forrester
Company Secretary

encl.

dlw 9/22

MOUNT BURGESS MINING N.L.

NOTICE OF GENERAL MEETING

Notice is hereby given that a General Meeting of the Company will be held at: **Cliftons, Ground Floor, Parmelia House, 191 St. Georges Terrace, Perth, Western Australia at 3 p.m. on Friday 11 June 2004.**

BUSINESS

SECTION A: GRANT OF OPTIONS PURSUANT TO COMPANY'S EMPLOYEE SHARE PLAN

For the purpose of Resolutions 1 and 2:

- an Explanatory Statement is attached to this notice; and
- the following terms have the following meanings:

"**Employee Share Option Plan**" means the Company's Employee Share Option Plan summarised in the Explanatory Statement and tabled at the meeting; and

"**Options**" means the Options described in the Employee Share Option Plan and summarised in paragraph 5(d) of the Explanatory Statement and in paragraph 2(b) of the Summary of the Plan set out at the end of the Explanatory Statement.

Resolution 1. Grant of Options to a Director

To consider and if thought fit pass the following resolution:

that the Directors be authorized to grant the following number of Options, from the Company's Employee Share Option Plan, to the Director named below if that Director applies for the grant of the Options pursuant to the said Plan.

Alfred Patrick Stirling	500,000 Options

(Any votes cast on the resolution by the Directors of the Company, and if ASX has expressed an opinion under listing rule 10.14.3 that approval is required for participation in the Employee Share Option Plan by anyone else, that person (or an associate of that person) shall be disregarded. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or it is cast by the person chairing the meeting as proxy for a person who, in accordance with a direction on the proxy form to vote as the proxy decides.)

Resolution 2. Grant of Options to Jan Forrester

To consider and if thought fit pass the following resolution:

the Directors be authorized to grant the following number of Options, from the Company's Employee Share Option Plan, to the Eligible Employee named below if that employee applies for the grant of the Options pursuant to the said Plan.

Jan Forrester	250,000 Options

(Any votes cast on the resolution by a Director of the Company, and if ASX has expressed an opinion under listing rule 10.14.3 that approval is required for participation in the Employee Share Option Plan by anyone else, that person (or an associate of that person) shall be disregarded. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or it is cast by the person chairing the meeting as proxy for a person who, in accordance with a direction on the proxy form to vote as the proxy decides.)

SECTION B: APPROVAL OF SHARE PLACEMENTS PURSUANT TO LISTING RULE 7.1

Resolution 3. Approval of Share Placement announced on 22 October 2003

To consider and, if thought fit, pass the following as an ordinary resolution:

that the placement as announced to the Australian Stock Exchange on 22 October 2003 of 6,000,000 ordinary shares, which rank pari passu with existing shares to:

Citicorp Nominees Ltd	3,500,000
Commonwealth Custodial Services	1,000,000
ANZ Nominees Ltd	750,000
Grimwood Davies Ltd	750,000

at a value of $0.14 per share to raise the Company $840,000 be approved.

Funds from the placement to be applied to geophysical programmes, drilling and working capital.

(The Company will disregard any votes cast on the resolution by Citicorp Nominees, Commonwealth Custodial Services Ltd, ANZ Nominees Ltd and Grimwood Davies Ltd and their associates. However, the Company need not disregard a vote if it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.)

Resolution 4. Approval of Share Placement announced on 13 February 2004.

To consider and if thought fit, pass the following as an ordinary resolution:

that the placement as announced to the Australian Stock Exchange on 13 February 2004 of 7,000,000 ordinary shares, which rank pari passu with existing shares, to:

Citicorp Nominees	2,000,000
L-R Global Fund Ltd	1,500,000
J P Morgan Nominees Australia Ltd	1,300,000
ANZ Nominees Limited	1,200,000
National Nominees Ltd	1,000,000

at a value of $0.10 per share to raise the Company $700,000 be approved.

Funds from the placement to be applied to geophysical programmes, drilling and working capital.

(The Company will disregard any votes cast on the resolution by Citicorp Nominees, L-R Global Fund Ltd, J P Morgan Nominees Australia Ltd, ANZ Nominees Ltd and National Nominees Ltd and their associates. However, the Company need not disregard a vote if it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.)

Voting Entitlement

The Board has determined that a shareholder's voting entitlement at the meeting will be taken to be the entitlement of that person shown in the register of members as at 5 p.m. on Wednesday 9 June 2004.

Proxies

A Proxy Form accompanies this notice and to be effective must be received at the Company's Registered Office,

Level 5, 178 St. Georges Terrace,
Perth,
Western Australia

or faxed to the Company on 61 89322 4607 no later than 3 p.m. on Wednesday 9 June 2004.

By order of the Board of Directors

Dated this the 6th day of May 2004.

Jan Forrester
Company Secretary

EXPLANATORY STATEMENT

This Explanatory Statement is provided to the shareholders of Mount Burgess Mining N.L. pursuant to and in satisfaction of Sections 208, 218 and 219 of the Corporations Act and Sections 10.11, 10.12, 10.14 and 10.15 of the Listing Rules. This Explanatory Statement is intended to be read in conjunction with the Notice of Meeting.

By Resolutions 1 & 2 the Company is proposing to offer to grant Options under the Company's Share Employee Option Plan to Mr Stirling, a director and to Mrs Forrester the Company Secretary and who is also the wife of Mr Forrester, the Company's Chairman and Managing Director. By virtue of Listing Rule 10.11 and exception 4 of Listing Rule 10.12 the Company must not issue Options to either Mr Stirling or Mrs Forrester without the approval of the Company's shareholders. By virtue of Listing Rule 10.14, the Notice of Meeting seeking the approval of the Company's shareholders must include the matters set out in Listing Rule 10.15.

RESOLUTIONS 1 AND 2.

Grant of Options to a Director and to Mrs Jan Forrester

1. The object of the Employee Share Option Plan ("Plan") is to reward past services and contributions of Eligible Employees and also to assist in the recruitment, retention, incentive and motivation of Eligible Employees of the Company. A Summary of the Plan is set out at the end of this statement. Any shareholder may inspect the Plan at the Company's office during normal business hours.

2. "Eligible Employees" is defined in the Plan to mean:

   (a) a full or part time employee from time to time of the Company including Directors employed by the Company; and

   (b) any non-executive director from time to time of the Company.

3. Mr Alfred Stirling is a non-executive Director of the Company and Mrs Jan Forrester is Company Secretary and the wife of Mr Nigel Forrester, the Chairman and Managing Director of the Company.

4. Each of Mr Stirling and Mrs Forrester is an Eligible Employee. Mr Stirling is a non-executive director of the Company and by virtue of section 10.14 of the ASX Listing Rules approval by shareholders in meeting is required for the grant of Options to him. Mrs Forrester is a full time employee of the Company whose relationship with Mr Forrester, the Chairman and Managing Director of the Company, is such that the approval of the Company's shareholders to the grant of the Options set out in Resolution 2 should, in the opinion of the ASX be obtained. Further under Section 208 of the Corporations Act the granting of Options to Mr Stirling and Mrs Forrester may constitute the giving of a financial benefit to a related party of the Company and prior shareholder approval in the manner set out in Sections 217 to 227 of the Corporations Act is required.

The names of all persons referred to in Rule 10.14 entitled to participate in the Plan are:

Nigel Forrester
Jan Forrester
Ronald William O'Regan
Alfred Patrick Stirling
Godfrey Edward Taylor

5. To the extent that Resolutions 1 and 2 are passed the Options to be granted will be granted:

(a) under the Plan;
(b) within one month of the passing of the Resolution;
(c) for no consideration;
(d) with an exercise price per Option equal to the greater of either:
  (i) twenty five cents (25¢); or
  (ii) eighty percent (80%) of the weighted average sale price of shares in the Company sold on the ASX during the five (5) business days prior to the date the Options are granted; and
(e) upon the terms and conditions the subject of Options set out in the Plan a summary of which terms and conditions are set out in paragraph 2(b) of the Summary of Plan attached to this Explanatory Statement.

6. The Options to be granted are in addition to each Director's/Officer's fees payable by the Company as follows:

Mr A P Stirling is paid an annual amount of $20,000 non-executive Director's Fees and
Mrs J Forrester's annual salary (including statutory superannuation) is $68,000.

7. The following information is provided to shareholders in accordance with Section 219 of the Corporations Act and ASX Listing Rule 10.15 in relation to Resolutions 1 and 2.

(a) The related party to whom the proposed resolutions would permit the financial benefits to be given

The Options will be granted to the following persons whose relationship with the Company is set out in paragraphs 3 and 4 of this statement:

Alfred Patrick Stirling
Jan Forrester

(b) The nature of the financial benefit

The proposed financial benefit to be given is the grant from the Company's Plan of the following number of Options to each of the following persons:

Name of Grantee	Number of Options
Alfred Patrick Stirling	500,000
Jan Forrester	250,000

The terms and conditions of the Options are set out in the Plan and are summarised in paragraph 5(d) of this statement and in paragraph 2(b) of the Summary of the Plan.

(c) Directors' recommendation

Two of the Company's four directors, Mr Ronald O'Regan and Mr Godfrey Taylor, wish to make recommendations on the proposed resolutions.

Messrs O'Regan and Taylor recommend that shareholders vote for Resolution 1 and 2 as it is Company Policy to reward past services and contributions of Eligible Employees and also to assist in the recruitment, retention, incentive and motivation of Eligible Employees of the Company.

The remaining directors of the Company, Mr Alfred Stirling and Mr Nigel Forrester felt it was inappropriate to make any recommendation about the proposed Resolutions 1 and 2, since Mr Stirling has a material interest in the outcome of Resolution 1 and Mr Forrester may be perceived to have a material interest in the outcome of Resolution 2.

(d) Directors interest in the outcome of the proposed resolution.

If the proposed resolutions are passed Mr Stirling, a non-executive Director, and Mrs Forrester, the wife of Chairman and Managing Director, Mr Nigel Forrester, will be invited to apply for the number of Options specified in the Resolutions in accordance with the Plan, and if they make application for the relevant number of Options, these Options will be granted.

(f) All other information that is reasonably required by members in order to decide whether or not it is in the Company's interests to pass the proposed resolution; and is known to the Company or to any of its directors.

As at 29 April 2004, the date of preparation of the explanatory statement, the Company's issued share capital stood at 125,000,000 shares.

If all of the Options proposed to be granted in accordance with Resolution 1 and 2 are exercised then the following would apply:

- the Company's issued shares would increase by 750,000,
- existing shareholders' holdings would be diluted by 0.6%
- the Company would receive $187,500 in cash.

As at 29 April 2004, the date of preparation of the explanatory statement, the following unlisted share options, all exercisable at 25 cents per option and all issued pursuant to the Plan, exist.

1,950,000 options expiring 31 December 2005
1,100,000 options expiring 31 December 2006
100,000 options expiring 31 December 2007
1,650,000 options expiring 31 December 2009

As at the date of this Explanatory Statement, the imputed value of the Options proposed to be issued to Mr Stirling and Mrs Jan Forrester arising from the

application of the Black-Scholes option pricing model and using the following assumptions is $0.019.

Underlying spot security price	$0.085
Exercise price	$0.25
Issue date	29/04/04 – date of preparation of notice
Expiry date	31/12/09
Risk free rate	5.56%
Standard deviation of returns (annualised)	55.4%

The Company will not be subject to Fringe Benefits Tax in the event Resolutions 1 and 2 are approved and the relevant Options are granted.

The proposed grantees' current shareholdings/option holdings in the Company **including any associate** are listed below.

Fully Paid Ordinary Shares

Alfred Patrick Stirling	7,320,000
Jan Forrester	11,648,346

Unlisted/Unquoted Employee Share Options

Alfred Patrick Stirling	nil
Jan Forrester	750,000

The closing price of ordinary fully paid shares in the Company on the five trading days prior to the preparation of this Notice is set out below.

Date	Closing Price
22 April 2004	9 cents
23 April 2004	9 cents
26 April 2004	9 cents
27 April 2004	8.5 cents
28 April 2004	8.5 cents

From 27 April 2003 to 28 April 2004 the Company's shares have traded between a low of 5 cents and a high of 17 cents.

The maximum number of Options that can be granted to the persons set out in paragraph 7(a) of the Explanatory Statement is the number set out next to their respective names in paragraph 7(b) of this Statement if the Resolution relevant to that person is passed.

Mr Stirling has not previously been offered any securities under the Plan.

Approval by shareholders was granted in November 2000 to Mrs Forrester being offered 250,000 Options under the Plan. Mrs Forrester applied for those Options and they were granted to her and are exercisable at 25 cents per Option and have an expiry date of 31 December 2005.

Since the last approval in November 2000, no persons referred to in rule 10.14 of the Listing Rules have received Options under the Plan.

There are no loan conditions attached to the grant of the Options.

SUMMARY OF PLAN

1 On the 21st day of September 2000, the Company adopted the Mount Burgess Mining NL Employee Share Option Plan ("Plan") to reward past services and contributions of Eligible Employees and also to assist in the recruitment, retention, incentive and motivation of Eligible Employees of the Company.

2 The main features of the Plan are:

(a) the directors are able, from time to time, to make offers in writing to Eligible Employees or nominees of Eligible Employees inviting them to apply for the grant of Options upon the terms and conditions outlined in the Plan;

(b) the material terms of the Options are:

(i) the Options will be issued at an issue price of $0.00

(ii) each Option will entitle the holder to acquire one share in the capital of the Company at the Exercise Price;

(iii) the Options will expire at 5 pm on the 31st December of the year five years from the date of grant of the Options;

(iv) shares issued on the exercise of Options will rank pari passu with the then existing ordinary shares in the capital of the Company;

(v) the Exercise Price of an Option will be determined by the directors in their absolute discretion on or before the date that the directors invite Eligible Employees to apply for the Options but in no event will the Exercise Price be less than:

i. An exercise price approved by shareholders in meeting, or where the exercise price has not been approved by shareholders,

ii. 80% of the weighted average sale price of shares in the Company sold on the ASX during the five business day prior to the grant of the Option or such other period as determined by the directors;

(vi) the total number of Options that may be granted under the Plan will not exceed 5% of the granted capital of the Company;

(vii) the directors may from time to time, by resolution amend all or any provisions of the Plan but in so doing the directors must comply with any restrictions or procedural requirements under the Listing Rules for amending an Employee Incentive Scheme or for amending the terms of granted Options;

(viii) the Options will not be listed on the Australian Stock Exchange Limited for official quotation;

(ix) upon exercise of the Options the Company will make an application for quotation of the shares issued pursuant to the exercise of the Options to the Australian Stock Exchange Limited for official quotation;

(x) no Options will be granted until an application has been received by the Company from the relevant Eligible Employee in the form annexed to the Plan or in such other form as the directors from time to time prescribe;

(xi) an Option held by an Eligible Employee will immediately lapse upon its expiry date, upon a determination by the directors that the Eligible Employee has acted fraudulently, dishonestly or in breach of the Eligible Employee's obligations to the Company, the Eligible Employee ceasing to be an Eligible Employee and not exercising the Option within thirty (30) days following that event unless a longer period is otherwise determined by the directors or the expiry of any timeframe within which to exercise the Option reasonably agreed by the directors in the event of death, retrenchment, redundancy, retirement, permanent illness or permanent physical or mental incapacity of an Eligible Employee;

(xii) there are no participating rights or entitlements inherent in the Options and holders will not participate in any new issue of capital offered to shareholders of the Company during the currency of the Options;

(xiii) in the event of any reorganisation of capital of the Company, the rights of the option holder will be changed to the extent necessary to comply with the Listing Rules applying to the reorganisation of capital at the time of reorganisation

(c) the Plan will be administered by the directors; and

(d) the Plan may at any time be terminated by resolution of the directors.

MOUNT BURGESS MINING N.L.

A.C.N. 009 067 476

PROXY FORM

Please return to:
Company Secretary,
C/o Advanced Share Registry Services,
P O Box 6283,
East Perth, Western Australia 6892
or
Level 7, 200 Adelaide Terrace, Perth;
Western Australia, 6000

For the General Meeting of the Company to be held at Cliftons, Ground Floor, Parmelia House, 191 St. Georges Terrace, Perth, Western Australia at 3 p.m. on Friday 11 June 2004.

I/We ____

of ____

being a Member/Members of Mount Burgess Mining N.L. hereby appoint ____________________

or failing him/her, the Chairman of the Company as my/our proxy to attend and vote for me/us on my/our behalf at the General Meeting of the Company to be held on Friday 11 June at 3 p.m. at Cliftons, Ground Floor, Parmelia House, 191 St. Georges Terrace, Perth, Western Australia and at any adjournment thereof.

The Chairman intends to vote in favour of the resolutions with respect to all undirected proxies given to him.

If you **do not** wish to direct your proxy how to vote, please place a mark in the box ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

ITEM OF BUSINESS

Resolution Number	For	Against
1.Grant of Options to a Director.	☐	☐
2.Grant of Options to Mrs Jan Forrester	☐	☐
3. Approval of Share Placement announced on 22 October 2003	☐	☐
4. Approval of Share Placement announced on 13 February 2004	☐	☐

See over for signing instructions:

This form must be signed by the member (in the case of a body corporate in the manner authorised by Section 127 (1) or (2) of the Corporations Law) or by an attorney of the member, as follows:

Shareholder's Telephone Number : ____________________	Shareholder's Fax Number : ____________________
Signature Of Shareholder(s) (All joint holders must sign)	**Companies Only** - Executed in accordance with the Company's Constitution and the Corporations Law.
X-- Signature Date	X-- Sole Director and Sole Secretary Date
X Signature Date	X Director Date X Secretary Date
X Signature Date	X Director Date X Director Date

Note: If signed under Power of Attorney, a Certified Copy of the relevant Power of Attorney document must be exhibited to the Registry. The Attorney declares that he/she has had no notice of revocation of the Power of Attorney.

NOTES

A Shareholder of a Company who is entitled to attend and cast a vote at a meeting of the Company's members may appoint a person as the Shareholder's proxy to attend and vote for the Shareholder at the meeting.

The appointment may specify the proportion or number of votes that the proxy may exercise.

Each Shareholder may appoint a proxy. If the Shareholder is entitled to cast 2 or more votes at the meeting, they may appoint 2 proxies. If the Shareholder appoints 2 proxies and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the votes.

An instrument appointing a proxy:

(i) shall be in writing under the hand of the appointor or of his attorney, or, if the appointor is a corporation, either under seal or under the hand of a duly authorised officer or attorney;

(ii) may specify the manner in which the proxy is to vote in respect of a particular resolution and, where an instrument of proxy so provides, the proxy is not entitled to vote on the resolution except as specified in the instrument;

(iii) shall be deemed to confer authority to demand or join in demanding a poll;

(iv) shall not be valid unless the original instrument and the power of attorney or other authority (if any) under which the instrument is signed (duly stamped where necessary) or a copy or facsimile which appears on its face to be an authentic copy of that proxy, power or authority, is or are deposited at or sent by facsimile transmission to the Registered Office, or deposited at or sent by facsimile transmission to such other place as is specified for that purpose in the notice convening the general meeting, no later than 48 hours prior to the time of the commencement of the general meeting in the place that the general meeting is being convened (or the resumption thereof if the general meeting is adjourned.)

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
9 July 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Mount Burgess Mining N.L. has completed a placement of 8,000,000 fully paid ordinary shares to raise $560,000. The placement was at an issue price of $0.07 per share.

Proceeds from the placement will be used to fund geophysical programmes, drilling and working capital.

In accordance with ASIC Class Order 02/1180, Mount Burgess advises that there is no information to disclose of the kind that would be required to be disclosed under Section 713 of the Corporations Act 2001 if a prospectus were lodged in relation to the offer of the Placement shares other than information which has been disclosed to ASX; and

There will be no section 731(6) Corporations Act 2001 determination in force with respect of MTB at the time at which the Placement shares are issued.

Yours faithfully,

Nigel Forrester
Managing Director

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MOUNT BURGESS MINING N.L.

ABN

31 009 067 476

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Fully Paid**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**8,000,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares @ an issue price of $0.07 each**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	**$0.07**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Funds raised from this issue will be applied to geophysical programmes, drilling and working capital**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**Within three business days of receipt of funds**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**136,800,000**	**Ordinary Fully Paid**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,950,000	Unlisted employee share Options expiring 31/12/05 (ASX Ref MTBAM)
		1,100,000	Unlisted employee share Options expiring 31/12/06 (ASX Ref MTBAO)
		100,000	Unlisted employee share Options expiring 31/12/07 (ASX Ref MTBAQ)
		2,400,000	Unlisted employee share Options expiring 31/12/09 (ASX Ref MTBAI)

All above options exercisable at 25 cents

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**N/A**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .*Nigel Forrester*...........Date: ..9 July 2004.
(Chairman & Managing Director)

Print name: Nigel Forrester

== == == == ==

+ See chapter 19 for defined terms.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
17 May 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

On 14 May 2004, Mount Burgess Mining N.L. completed a placement of 3,800,000 fully paid ordinary shares to raise $266,000. The placement was at an issue price of $0.07 per share.

Proceeds from the placement will be used to fund geophysical programmes, drilling and working capital.

In accordance with ASIC Class Order 02/1180, Mount Burgess advises that there is no information to disclose of the kind that would be required to be disclosed under Section 713 of the Corporations Act 2001 if a prospectus were lodged in relation to the offer of the Placement shares other than information which has been disclosed to ASX; and

There will be no section 731(6) Corporations Act 2001 determination in force with respect of MTB at the time at which the Placement shares are issued.

Yours faithfully,

Nigel Forrester
Managing Director

Rule 2.7; 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MOUNT BURGESS MINING N.L.

ABN

31 009 067 476

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Fully Paid**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**3,800,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares @ an issue price of $0.07 each**

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	**$0.07**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Funds raised from this issue will be applied to geophysical programmes, drilling and working capital**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**Within three business days of receipt of funds**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**128,800,000**	**Ordinary Fully Paid**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,950,000	Unlisted employee share Options expiring 31/12/05 (ASX Ref MTBAM)
		1,100,000	Unlisted employee share Options expiring 31/12/06 (ASX Ref MTBAO)
		100,000	Unlisted employee share Options expiring 31/12/07 (ASX Ref MTBAQ)
		1,650,000	Unlisted employee share Options expiring 31/12/09 (ASX Ref MTBAI)

All above options exercisable at 25 cents

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**N/A**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .*Nigel Forrester*............Date: ..17 May 2004.
(Chairman & Managing Director)

Print name: Nigel Forrester

== == == == ==

+ See chapter 19 for defined terms.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
2 June 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Recovery of significant numbers of Kimberlite Indicator Minerals
Tsumkwe Diamond Project - Namibia.

The Company is pleased to announce the recovery of 29 kimberlitic garnets and 1 probable Chrome Diopside from open drill hole NAM 516, drilled in the western portion of the Company's diamond project area. **To have recovered this number of kimberlitic indicator minerals from a 6" diameter drill hole is seen as highly encouraging.**

These indicator minerals were returned from 5m composites between 9m to 75m, with the garnet count and freshness increasing downhole. End of hole was at 84m in Karoo basalt.

Mineral identification was done by the Company's microscopist in Windhoek. Select microprobing will be undertaken to determine which of these garnets are diamond-related together with confirming the Chrome Diopside.

Two diamonds together with G10 and G9 garnets have previously been recovered north and south of this drill hole.

The Company has recently re-modelled the post-kimberlite topography of this area which has determined the source provenance of these indicator minerals and will be completing microscopy on recently drilled adjacent holes. Further targets within the provenance have also been selected for immediate testing.

Martin Spence
Mount Burgess Mining N.L.

All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr M Spence, B Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: L6583

11 June 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Following are the results of the Resolutions put to members of the Company at today's General Meeting.

Resolution 1 To consider and if thought fit pass the following resolution:

"that the Directors be authorized to grant the following number of Options, from the Company's Employee Share Option Plan, to the Director named below if that Director applies for the grant of the Options pursuant to the said Plan.

Alfred Patrick Stirling 500,000 Options

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
11,109,189	849,718	10,535,346	1,693,100

Resolution 2 To consider and if thought fit, pass the following as an ordinary resolution:

"that the Directors be authorized to grant the following number of Options, from the Company's Employee Share Option Plan, to the Eligible Employee named below if that employee applies for the grant of the Options pursuant to the said Plan.

Jan Forrester 250,000 Options

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
11,109,189	849,718	10,535,346	1,693,100

Resolution 3 To consider and if thought fit, pass the following as an ordinary resolution:

"that the placement as announced to the Australian Stock Exchange on 23 October 2003 of 6,000,000 ordinary shares, which rank parri passu with existing shares, to

Citicorp Nominees Ltd	3,500,000
Commonwealth Custodial Svcs	1,000,000
ANZ Nominees Ltd	750,000
Grimwood Davies Ltd	750,000

at a value of $0.14 per share to raise the Company $840,000 be approved."

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
22,044,135	450,118	0	1,693,100

Resolution 4 To consider and if thought fit, pass the following as an ordinary resolution:

"that the placement as announced to the Australian Stock Exchange on 13 February 2004 of 7,000,000 ordinary shares, which rank parri passu with existing shares, to:

Citicorp Nominees Ltd	2,000,000
L-R Global Fund Ltd	1,500,000
J P Morgan Nominees Australia Ltd	1,300,000
ANZ Nominees Limited	1,200,000
National Nominees Ltd	1,000,000

at a value of $0.10 per share to raise the Company $700,000 be approved."

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
20,534,135	460,118	0	1,693,100

Yours faithfully,
Jan Forrester
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MOUNT BURGESS MINING N.L.

ABN

31 009 067 476

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**UNQUOTED/UNLISTED EMPLOYEE SHARE OPTIONS**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**750,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Unquoted/unlisted options from the Company's Employee Share Option Plan, exercisable at 25 cents and expiring on 31 December 2009.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**No** **Shares issued upon the exercise of options will rank parri passu with the then existing ordinary share capital**
5	Issue price or consideration	nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Options from the Employee Share Option Plan are issued, from time, to reward past services and contributions of eligible employees and also to assist in the recruitment, retention, incentive and motivation of eligible employees of the Company**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**Option Certificates will be given to staff within the next 14 days.**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**128,800,000**	**Ordinary Fully Paid**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,950,000	Unlisted employee share Options expiring 31/12/05 (ASX Ref MTBAM)
		1,100,000	Unlisted employee share Options expiring 31/12/06 (ASX Ref MTBAO)
		100,000	Unlisted employee share Options expiring 31/12/07 (ASX Ref MTBAQ)
		1,650,000	Unlisted employee share Options expiring 31/12/09 (ASX Ref MTBAI)
		750,000	Unlisted employee share Options expiring 31/12/09

All above options exercisable at 25 cents

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**At present the company does not have a dividend policy**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Jan Forrester Date: 2 July 2004
Company Secretary

Print name: Jan Forrester

== == == == ==

+ See chapter 19 for defined terms.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

QUARTERLY REPORT

30 June 2004

Highlights

AUSTRALIA

GOLD EXPLORATION, TELFER, WESTERN AUSTRALIA

Field exploration has commenced and deep diamond core drilling will start in August.

AFRICA

DIAMOND EXPLORATION, TSUMKWE, NAMIBIA

Significant numbers of kimberlite indicator mineral counts obtained from drilling, showing little travel from their source.

MOUNT BURGESS MINING N.L.

REPORT FOR THE QUARTER ENDED 30 JUNE 2004

AUSTRALIA

TELFER GOLD PROJECT

(Mount Burgess Mining N.L. 100%, Barrick Gold of Australia Limited has the right to initially earn 51%)

Field activities finally got underway at the beginning of June, having been delayed because of extensive rainfall throughout the Paterson province over Easter.

Work completed during the quarter included a lithostructural mapping programme and a minor surface geochemical sampling programme across the entire Telfer joint venture project.

The lithostructural mapping programme was undertaken along a number of broad-spaced traverses and was designed to investigate the geometries of the domes. BGAL are currently compiling results of this mapping programme in conjunction with reviewing historical data obtained from previous company reports. This work should lead to final targeting for the first pass deep drilling programme set down for commencement in early August 2004.

Surface geochemical rock chip sampling was undertaken across Tim's, East Thompson's and Camp Domes, with 74 samples collected and submitted for geochemical analysis. The aim of this work was to allow for the comparison of geochemical expression of these vein systems to that of the Telfer ore bodies. All assays are currently pending.

MOUNT ELVIRE - Gold, Copper, Nickel

(Mount Burgess Mining N.L. 100%)

The Mount Elvire Project, located approximately 210 km north of Southern Cross, consists of five exploration licences (E30/256, E30/258, E29/496, E29/498 and E77/1044) and covers an area of approximately 832.30km^2.

During the last quarter the Company completed a detailed open file literature review and data evaluation. A number of untested structural targets under lake sediments have been interpreted from aeromagnetics, including a large non-magnetic zone in a mineralised banded iron formation (BIF) unit and stratigraphy proximal to a late stage internal granitoid, which has caused shearing and faulting.

Part of the project covers the north eastern extension of a shear on which the Evanston Gold Mine is located. Here, favourable lithologies for gold mineralisation (such as BIF and ultramafic units) outcrop. Numerous other BIF units within the project area are themselves prospective for gold, together with the basal ultramafic units which will be explored for possible nickel mineralisation. The Mount Alfred Copper Prospect and other minor copper occurrences in the surrounding area indicate a potential for copper mineralisation.

AFRICA

DIAMOND EXPLORATION

TSUMKWE, Namibia

EPL's 2012, 2014, 2817, 2818, 2819, 3019 and 3020

(In joint venture between MTB (Namibia) (Proprietary) Ltd 90% and Kimberlite Resources (Pty) Ltd 10%)

EPL's 3021 and 3022

(MTB (Namibia) (Proprietary) Ltd 100%)

Drilling, Loaming, Heavy Mineral Processing and Binocular Microscopy

Open hole RAB drilling during the quarter has returned some significant kimberlite indicator mineral counts:

> **NAM 498** drilled in the **central east** of the project **returned 9 pyrope garnets.**
>
> All of the following holes drilled in the **central west** of the project returned the following:
>
> **NAM 514 returned 5 pyrope garnets including 1 very fresh Class 4 possible G10 garnet**[1]. (NAM 514 was drilled 3.5kms south east of NAM 352 from which the Company has previously reported the recovery of a diamond and a G10 garnet).
>
> **NAM 516 returned 29 pyrope garnets**
>
> **NAM 518 returned 3 pyrope garnets**
>
> **NAM 546 returned 8 pyrope garnets**

These drill holes were designed to test subsurface (palaeo) drainage channels in an attempt to follow their trail back to their kimberlitic source. The number of indicator grains being returned from the holes, which include a Class 4 possible G10, is encouraging.

A select number of kimberlite indicator minerals are currently being tested by microprobe for their diamond affinity.

A total of seventy seven holes were drilled giving 2916 m.

One hundred and sixty three loam samples were collected and processed during this quarter: These were designed to test surface indicator transportation directions.

In the **central west** of the project, where the Company obtained some of the above encouraging drilling results, five hundred metre spaced samples NN2603-2607 returned 12 pyrope garnets, similarly spaced samples NN2589-2602 produced 13 pyrope garnets and NN2568-2572 produced 18 pyrope garnets. These results are defining a kimberlite indicator trail which it is believed is leading back to the source.

[1]*The Class 4 possible G10 garnet does not show any signs of abrasion indicating that it has only travelled a very short distance from its kimberlite source. G10 garnets are mainly sourced from diamondiferous kimberlites.*

Drilling has shown post-Karoo downthrown faulting to the northwest of the project area, indicating the drainage flowed from a south easterly direction. Heavy minerals associated with the kimberlitic indicators are generally from the granite/gneiss terrain central to the Company's tenements and again indicate a south easterly source area.

BASE METAL EXPLORATION
TSUMKWE, NAMIBIA
EPL 3022
(Mount Burgess Mining N.L 100%)

Six RC percussion holes were drilled, giving 406 metres, to test the Tsumkwe zinc, silver, lead soil anomaly. No economic mineralisation was intersected.

BASE METAL EXPLORATION
KIHABE, BOTSWANA
PL 69/2003
(Mount Burgess Mining N.L. 100%)

Mapping will continue in the coming quarter to define the structural parameters hosting the Kihabe silver, lead, zinc mineralisation. Further work will also be carried out on the high grade gossan areas within this tenement.

All information in this report pertaining to ore reserves, mineral resources and exploration results, together with any related assessments and interpretations, has been approved for release by Mr Martin Spence, B.Sc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

CORPORATE

Share Placements

During the quarter the Company placed 3,800,000 shares at 7 cents per share as announced on 17 May 2004 to raise an additional A$266,000.

Since the end of the quarter the Company placed 8,000,000 shares at 7 cents per share as announced on 9 July 2004 to raise an additional A$560,000.

Company Website/Email announcements

As soon as any Company announcements are made and then released to the market via the ASX, they are placed on the Company's Website at www.mountburgess.com. Shareholders wishing to receive an email copy of announcements as they are made can email mtb@mountburgess.com with a request to be put on the Company's mailing list.

Ref: Q6606

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MOUNT BURGESS MINING N.L.

ABN	Quarter ended ("current quarter")
31009067476	30 June 2004

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for: (a) exploration and evaluation	(441)	(1,714)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(163)	(910)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	3	17
1.5	Interest and other costs of finance paid	-	(4)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(601)	(2,611)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	(8)
1.9	Proceeds from sale of: (a) prospects	-	-
	(b) equity investments	-	156
	(c) other fixed assets	-	31
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	-	179
1.13	Total operating and investing cash flows (carried forward)	(601)	(2,432)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(601)	(2,432)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	266	2,206
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other – Lease repayments	(2)	(42)
	Net financing cash flows	264	2,164
	Net increase (decrease) in cash held	(337)	(268)
1.20	Cash at beginning of quarter/year to date	430	361
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter (SEE NOTE A)**	93	93

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	64
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position.

+ See chapter 19 for defined terms.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	271	2

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	150
4.2	Development	-
	Total	150

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	11	12
5.2	Deposits at call	82	418
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	93	430

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	N/A			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	128,800,000	128,800,000		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	3,800,000 -	3,800,000 -		
7.5	**+Convertible debt securities** *(description)*	N/A	N/A		
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** Employee Share Plans	 200,000 1,750,000 1,100,000 100,000 2,400,000	 Nil Nil Nil Nil Nil	 25 cents 25 cents 25 cents 25 cents 25 cents	*Expiry date* 31/12/04 31/12/05 31/12/06 31/12/07 31/12/09
7.8	Issued during quarter	1,900,000	Nil	25 cents	31/12/09
7.9	Exercised during quarter	Nil			
7.10	**CANCELLED** during quarter	450,000	Nil	25 cents	
7.11	**Debentures** *(totals only)*	N/A			

+ See chapter 19 for defined terms.

7.12	**Unsecured notes** *(totals only)*	N/A	

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Dean Scarparolo (Company Secretary) Date: 30 July 2004

Print name: DEAN A SCARPAROLO

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

= == == == ==

NOTE A

On 9 July 2004, the Company completed a placement of 8,000,000 fully paid ordinary shares at 7 cents per share to raise $560,000.

+ See chapter 19 for defined terms.

MOUNT BURGESS MINING N.L.

Botswana Resource Sector Conference

August 2004

Presented by:

Martin Spence
BSc. Aus.I.M.M

Australian Projects


Broome
Port Hedland
Exmouth
TELFER J.V.
Newman
WESTERN AUSTRALIA
Meekatharra
Leonora
MT ELVIRE
PERRINVALE J.V.
Kalgoorlie
PERTH
Norseman
Albany
250km
AUSTRALIA
MOUNT BURGESS MINING N.L.

Perrinvale / Mt Elvire Geology



Undivided greenstone
Gabbroic sill
Ultramafic dominant
Ultramafic +/- banded iron formation
Felsic volcanics
Felsic volcanics & banded iron formation
Felsic volcanics & metasedimentary rocks
Banded iron formation
Metasedimentary rocks
Late - stage granite
Monzogranite
Major fault
Mt Elvire Project Tenements (100% MTB)
Perrinvale JV Project Tenements
Perrinvale JV Project Application Tenement
Salt lake
Gold deposit / mine
Copper, lead, zinc deposit / mine
15km

MOUNT BURGESS MINING N.L.

MTB's projects in Western Australia's Yilgarn Shield include Mt Elvire gold and nickel prospects (owned 100% MTB) and a gold JV with Heron Resources on the Perrinvale Greenstone Belt.

Telfer Interpreted Geology


East Thompson's Dome
Telfer Gold Mine
Telfer Dome
Dolerite dyke
Granitoid Body
Kaliranu Formation
Wilki Formation Upper
Puntapunta Formation
Telfer Formation
Malu Quartzite Formation
Isdell Formation
Black Sulphidic Shale
Tenement Outline
5km


TELFER PROJECT AREA

MOUNT BURGESS MINING N.L.

MTB and Barrick Gold of Australia Limited have signed a Heads of Agreement on MTB's Telfer tenements which allows Barrick the right to acquire 51% by expenditure of A$5M.

Telfer Mine - owned by Newcrest has produced 5Moz and has an 18.5Moz gold reserve.

MTB's tenure (250sq kilometres) which lies some 20km to the north of Telfer covers similar stratigraphic and structural sequence as Telfer. Shallow drilling undertaken by MTB and others within MTB tenements have returned a similar style gold, copper mineralisation.

Barrick plan to drill a number of deep diamond drill holes starting this August.

Tsumkwe & Kihabe Base Metals

Interpreted Geology showing Mineralised Stratigraphy


Soil Geochem Traverses
50m x 50m Grid
Damara - Carbonate
Granite
Dolerite Dyke
Mineralised Stratigraphy
NAMIBIA
BOTSWANA
3km
MOUNT BURGESS MINING N.L.

This slide shows the highly deformed, weakly metamorphosed Damara Formation carbonates and quartzites. The gold colouring outlines the Ag, Pb, Zn mineralisation from soil geochemistry. There is a good argument for Mississippi Valley Type (MVT/stratiform) mineralisation and some remobilised, hydrothermal Zn, Pb, Ag and V mineralisation.

The zinc is hosted by sphalerite and carbonate, lead in the form of galena, vanadium with leucoxene and rutile, and silver appears to be associated with arsenopyrite. Regional soil sampling has outlined a trace of stratiform mineralisation <u>covering</u> some 80km.

African Project Location


ANGOLAN
CRATON
ZIMBABWE
CRATON
Grootfontein
KIHABE
Maun
TSUMKWE
Ugab River
Francistown
Orapa
Walvis Bay
WINDHOEK
BOTSWANA
NAMIBIA
Jwaneng
GABORONE
Luderitz Bay
KAAP VAAL
CRATON
300km
MOUNT BURGESS MINING N.L.

Our southern African tenements consist of nine exclusive prospecting licences in Namibia for diamonds, precious and base metals and covers some 7,700 sq km and one adjacent prospecting licence in Botswana for base metals covering some 1,000sq km.

Tsumkwe & Kihabe Base Metals

Interpreted Geology showing Mineralised Stratigraphy



Soil Geochem Traverses
50m x 50m Grid
Damara - Carbonate
Granite
Dolerite Dyke
Mineralised Stratigraphy
NAMIBIA
BOTSWANA
3km
MOUNT BURGESS MINING N.L.

This slide shows the highly deformed, weakly metamorphosed Damara Formation carbonates and quartzites. The gold colouring outlines the Ag, Pb, Zn mineralisation from soil geochemistry. There is a good argument for Mississippi Valley Type (MVT/stratiform) mineralisation and some remobilised, hydrothermal Zn, Pb, Ag and V mineralisation.

The zinc is hosted by sphalerite and carbonate, lead in the form of galena, vanadium with leucoxene and rutile, and silver appears to be associated with arsenopyrite. Regional soil sampling has outlined a trace of stratiform mineralisation <u>covering</u> some 80km.

Kihabe Zinc Anomaly



KIH2
AP11
KIH1
KIH4
KIH3
KIH11
88-128m 40m@2.7% Zn, 0.6% Pb, 16.3g/t Ag
KIH7
57-133m 76m@3.0% Zn, 1.6% Pb, 96.7g/t Ag
AP12
25-38m 13m@1.2% Zn, 0.6% Pb, 9.8g/t Ag
73-81m 8m@0.8% Zn, 0.3% Pb
KIH5
52-83m 31m@1.0% Zn, 0.3% Pb, 5g/t Ag
91-106m 16m@1.1% Zn, 0.4% Pb, 7g/t Ag
AP11
21-35m 14m@0.6% Zn, 0.6% Pb
44-58m 14m@1.9% Zn, 0.5% Pb
70-100m 30m@2.8% Zn, 0.9% Pb, 20.9g/t Ag
KIH1
68-98m 30m@2.4% Zn, 0.8% Pb, 33.7g/t Ag
KIH3
105-114m 9m@2.5% Zn, 1.1% Pb, 61g/t Ag
118-120m 2m@64g/t Ag, 0.4% Cu
KIH4
80-90m 10m@3.0% Zn, 1.4% Pb, 12g/t Ag
96-105m 9m@>4.5% Zn, 1.5% Pb, 31g/t Ag
110-112m 2m@>5.4% Zn, 2.7% Pb, 194g/t Ag
125-139m 14m@1.8% Zn, 0.6% Pb, 4g/t Ag
Zn ppm
911
358
235
181
141
119
103
92
82.5
73.1
63.8
58.2
49.7
44.7
39.2
31.6
7.04
NAMIBIA
BOTSWANA
250m
MOUNT BURGESS MINING N.L.

The Kihabe prospect has had very broad spaced drilling giving 2.4km of mineralisation with grades up to 5.4% Zn, 2.7% Pb and 31.98 g/t Ag. The eastern gap in the soil geochemistry is being filled in.

Kihabe Drill Section


KIH3 (MTB)
KIH4 (MTB)
AP11 (Billiton)
KIH1 (MTB)
KIH2 (MTB)
Sand Cover
KIH4
10m@3.0% Zn
1.4% Pb
12g/t Ag
(80-90m)
9m@>4.5% Zn
1.5% Pb
31g/t Ag
(96-105m)
2m@>5.4% Zn
2.7% Pb
194g/t Ag
(110-112m)
14m@1.8% Zn
0.6% Pb
4.0g/t Ag
(125-139m)
KIH3
9m@2.5% Zn
1.1% Pb
61g/t Ag
(105-114m)
2m@64g/t Ag
0.4% Cu
(118-120m)
AP11
30m@2.8% Zn
0.9% Pb
21g/t Ag
(70-100m)
KIH1
30m@2.4% Zn
0.8% Pb
34g/t Ag
(68-98m)
Abandoned
Abandoned
Inferred Contact
Dolomite
?
Sandstone
>= 0.5% Cu
>= 0.5% Zn
25m
MOUNT BURGESS MINING N.L.

This section highlights some of our drill results. KIH 1 returned 30m of 2.4% Zn, 0.8% Pb and 34 g/t Ag and KIH 4 with 35m of 3.04% Zn, 1.18% Pb and 21.5g/t Ag.

The main body averages a width of 35m, has a fairly continuous strike of 2.4kms, dips at –60 and is hosted by quartzites within fairly tightly folded dolomites.

Anomalies in Botswana


N
W
E
S
1. 700ppm Zn 275ppm Pb
2. 820ppm Zn 420ppm Pb
3. 970ppm Zn 600ppm Pb
4. Kihabe
5. 600ppm Zn 550ppm Pb
6. 470ppm Zn 220ppm Pb
7. Rockchip 0.97% Zn 4% Pb 0.14% Cu
8. 200ppm Zn 250ppm Pb
9. 12.4% Pb 3.98% Zn 1.6% V from Massive Sulphide Gossan in Trench
10. 275ppm Zn 400ppm Pb
11. 550ppm Zn 400ppm Pb
12. 320ppm Zn 740ppm Pb
13. 160ppm Zn 220ppm Pb
Karoo Dolerite Dyke
Karoo Basalt
Karoo Sedimentary Deposits
Pan African Granites
Xaudum Group (Carbonates, Gneiss, Schist, Mylonite)
Damaran Quartzite
Aha Metamorphics
Quangwadum Complex (Gneiss, Intrusives)
Pan African Fault
Magnetic Trend
Billiton Base Metals in-soil Geochemical Anomaly
Mineralised Stratigraphy
5km

MOUNT BURGESS MINING N.L.

MTB has 13 prospects within this tenement, our geologists are currently doing some old fashioned mapping and rock-chip sampling to determine the structural controls to a gossan going 12.4% Pb, 3.98% Zn, 1.6% V and 102g/t Ag. As a reminder Zn prices are plus US$1000, Pb $947/t and Ag US$6.30 per ounce.

Tsumkwe & Kihabe Base Metals

Interpreted Geology showing Mineralised Stratigraphy


Soil Geochem Traverses
50m x 50m Grid
Damara - Carbonate
Granite
Dolerite Dyke
Mineralised Stratigraphy
NAMIBIA
BOTSWANA
3km
MOUNT BURGESS MINING N.L.

This mineralisation continues into our Namibian tenure, 2km line spaced soil sampling outlining a zone some 35km long. Shallow drilling missed the source of an elevated soil anomaly. Again mapping will be undertaken on all targets prior to drilling.

Tsumkwe Interpreted Geology


SIKERETTI
TSUMKWE
Gneiss
Granite
Grootfontein Formation
Carbonates
Quartzite
Damaran Formation
Dolerite Dykes
Basalt - **Karoo Super Group**
Kimberlite
Diamond
Aeolian Sand on Basalt - **Kalahari Formation**
Regional Fold
Thrust Fault
Fault
Foliation from Magnetics and Satellite Imagery
10km

MOUNT BURGESS MINING N.L.

Our Tsumkwe prospect area in Namibia consists of 9 tenements covering some 7,700sq km. We are in a highly tectonised zone which includes two phases of thrusting which has resulted in the Grootfontein granite/gneiss complex being thrust into the Damaran carbonates, two separate clusters of kimberlite have been discovered in the area, the Sikeretti pipes immediately north of our tenements and the Gura Group central to our tenements.

Tsumkwe Thrust Zone

Looking East



MOUNT BURGESS MINING N.L.

Mylonised Granite

Looking North East



MOUNT BURGESS MINING N.L.

These two slides are typical of the fore-flat of a thrust zone, a greenstone sequence that has been exposed in this thrust and returned anomalous gold from a single rock chip sample.

Diamond Stability Field



Diamond and
G10 Garnets
G9 Garnets
Non Diamond
Craton
Lithosphere
+ 150km
- 200km
Diamond Stability Field
Graphite
Diamond
Aesthenosphere
MOUNT BURGESS MINING N.L.

This is what we have discovered to date and what we expect to find in the future. Some 700 open holes have been drilled, approximately 3000 loam samples have been collected and 326sq km of ground gravity undertaken. The entire tenure is covered by aeromagnetics, the central portion down to 40m effective spacing, and is mated to previous 250 and 200m spaced aeromagnetics.

Gura Kimberlite


RR60
Gura - 1
Kimberlite
Rabbit
Kimberlite
Nxa - on
Kimberlite
RR59
RR71
250 metres

Aeromagnetics


RR60
Gura - 1
Kimberlite
Nxa - on
Kimberlite
250 metres

Gravity

MOUNT BURGESS MINING N.L.

Three kimberlites have been discovered to date; Gura 1, Nxa-On and Little Rabbit kimberlites were discovered in 2001/2002. They are a Type 1 cluster, contain no diamonds or G10 garnets. They have this gravity and aeromagnetic geophysical signature and occur in the centre of the granite/gneiss complex.

The western and north-western margin of the granites are covered by Karoo basalt that has in relatively recent times been down faulted.

NAM516 Section


NAM516
NAM551
NAM553
NAM546
NAM542
NAM485
25m
28m
34m
49m
63m
85m
Grit / Gravel Rich Horizon
Fine Qtzose Sediments
Basalt
Indicator Garnet
750m
MOUNT BURGESS MINING N.L.

This section is typical of the western margin. What we have observed is the downthrows appear to be fairly passive and the subsequent grabens or troughs are filled with low energy calcareous sandstones that are interpreted as reworked Kalahari calcreted fine-grained sandstone. We occasionally find basaltic fans within these sediments, but the dominant scenario is of a low energy deposition. Our kimberlite indicator minerals tend to be associated with the grits and gravels towards the basalt or basement contact. The development of this downthrown western margin has resulted in a change of drainage direction and as a consequence the kimberlitic minerals have been re-worked and redeposited.

Depth to Basement Contours


TSUMKWE
MOAT
SUMP
DOME
NAM516 Section
Gura Indicator Fan
Depth to Basement Contours
Paleodrainage
G10 Garnets
Diamonds
High Priority Garnet and Diamond Anomaly
Loam Samples High Priority G9 Garnets
Drill Samples High Priority G9 Garnets
High Priority G9 Garnets with Fresh Surface Texture
10km
MOUNT BURGESS MINING N.L.

As this is all under recent sand and calcrete cover it means MTB has to drill for information. This is the same as surface or drainage sampling where we concentrate any observed gravel but have to be a lot more exact when interpreting data coming up a 4.5 inch hole. This slide highlights our downthrown western margin, the drainages that were active at this time and the localisation of diamonds, G10 and high priority G9 garnets. Within the granite/gneiss complex we get this deep (Cretaceous) late stage graben downthrown to greater than 140m, doming and what I've called a 40m deep moat around a local high.

NAM516 Section


N
W
E
S
NAM516
NAM551
NAM553
NAM546
NAM542
NAM485
34m
49m
28m
25m
63m
86m
Grit / Gravel Rich Horizon
Fine Qtzose Sediments
Basalt
Indicator Garnet
750m

MOUNT BURGESS MINING N.L.

Revisiting NAM 516 section we can see that the tight contouring on this plan indicates an unusual local high energy/fast flowing ravine type environment, which is what we logged. This fits fairly well with the section plus 29 pyrope garnets were found in NAM 516 while upstream in NAM 546 there are 8 garnets. We are awaiting results from the remaining holes on this section.

The surface indicator pattern from loaming tends to be a bit blurry; with the shift in drainage direction we have determined our diamond and G10 trail was transported in a southerly direction immediately after kimberlite emplacement and then the drainage swung rather rapidly to the west north-west.

Aeromagnetic Survey



1.5km

MOUNT BURGESS MINING N.L.

We recognise three separate phases of Karoo basaltic volcanism, the first is the rather low magnetic signature, while the second is a higher intensity. Shown here is the third phase volcanism following an earlier east flowing drainage.

A complete reversal of drainage can be seen in this west flowing post Karoo/basalt magnetic signature as down-faulting on the western margin occurred. We do NOT get kimberlite indicator trains in the far north, south or the east of our tenements, in other words our indicator minerals are exclusive to this area.

By discriminating between the garnet train from the known kimberlites and the source of the diamonds and G10's using indicator geochemistry and geomorphology, our search province is getting smaller. Furthermore the associated heavy mineral assemblage, including metamorphic garnets and tourmaline from the granite/gneiss, indicates the province is towards our central and western tenure.

3D Image looking East

Depth to Basement Surface with Drillholes showing Freshness of Garnets


Drillhole to be Sampled
Sampled Drillhole
Garnet Present

This sequence is from drill hole data and displays the grabenised craton with the central Gura kimberlite cluster, the downthrown western margin with high indicator counts, the relatively stable quartzites and dolomites of the Damara orogeny and the drill-holes with significant indicator minerals.

MOUNT BURGESS MINING N.L.



Our current work includes furthering our base metal prospects, sourcing the diamonds discovered at Tsumkwe and acquiring further prospective ground within Botswana and Namibia.

Thank you

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
1 September 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

COMMENCEMENT OF DIAMOND CORE DRILLING -TELFER GOLD EXPLORATION PROJECT
(Mount Burgess Mining NL 100%, Barrick Gold of Australia Limited have the right to earn 51%)

This is to inform you that a drilling rig is now on site at the Company's Telfer Gold Exploration Project which is in joint venture with Barrick Gold of Australia Limited (BGAL). BGAL will today commence a programme of deep diamond core drilling to test the lower Telfer and Malu formations at both Tim's Dome & East Thompson's Dome.

Yours sincerely,

Nigel Forrester
Managing Director